UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

Form 6-K

———————

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 0-26046

———————

China Natural Resources, Inc.

(Translation of registrant's name into English)

———————

Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Unaudited Results of Operations

China Natural Resources, Inc. furnishes herewith the following:

(a)

Unaudited Financial Statements:

-

Condensed Consolidated Statements Of Operations And Comprehensive Income (Unaudited) For The Three and Nine Months Ended September 30, 2006 and 2005

-

Condensed Consolidated Balance Sheets as of September 30, 2006 (unaudited) and December 31, 2005

-

Condensed Consolidated Statements Of Cash Flows (Unaudited) For The Nine Months Ended September 30, 2006 and 2005

-

Notes to Condensed Consolidated Financial Statements (Unaudited)

(b)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibits

Exhibit Number	Description

99.1	Press Release dated January 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie
President and Chief Executive Officer

Date: January 8, 2007

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands, except share and per share data)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2006	2005	2006	2006	2005	2006
	RMB	RMB	US$	RMB	RMB	US$

NET SALES	40,776	32,736	5,162	92,440	75,886	11,701

COST OF SALES	(9,084)	(11,788)	(1,150)	(26,126)	(29,097)	(3,307)

GROSS PROFIT	31,692	20,948	4,012	66,314	46,789	8,394

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(3,239)	(1,479)	(410)	(10,345)	(6,918)	(1,309)

INTEREST INCOME	138	589	17	373	859	47

OTHER INCOME/(EXPENSE), NET	(21)	1	(2)	4,937	(23)	625

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	28,570	20,059	3,617	61,279	40,707	7,757

INCOME TAXES	(4,471)	(3,182)	(566)	(9,377)	(6,612)	(1,187)

INCOME FROM CONTINUING OPERATIONS	24,099	16,877	3,051	51,902	34,095	6,570

DISCONTINUED OPERATIONS
Loss from discontinued advertising and HARC operations, net of taxes of nil	(173)	—	(22)	(659)	—	(83)

Loss on disposal of discontinued operations, net of taxes of nil	(11,733)	—	(1,485)	(11,733)	—	(1,485)

LOSS FROM DISCONTINUED OPERATIONS	(11,906)	—	(1,507)	(12,392)	—	(1,568)

NET INCOME	12,193	16,877	1,544	39,510	34,095	5,002

Other comprehensive income:
Foreign currency translation adjustments	48	—	6	37	—	4

COMPREHENSIVE INCOME	12,241	16,877	1,550	39,547	34,095	5,006

INCOME PER SHARE:
Basic
Income from continuing operations	2.09	1.70	0.27	4.57	3.41	0.58
Loss from discontinued operations	(1.03)	—	(0.13)	(1.09)	—	(0.14)
	1.06	1.70	0.14	3.48	3.41	0.44
INCOME PER SHARE:
Diluted
Income from continuing operations	1.81	1.67	0.23	3.78	3.35	0.48
Loss from discontinued operations	(0.89)	—	(0.11)	(0.90)	—	(0.11)
	0.92	1.67	0.12	2.88	3.35	0.37
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic	11,548,416	9,980,593	11,548,416	11,358,899	9,980,593	11,358,899
Diluted	13,287,465	10,093,801	13,287,465	13,712,520	10,164,486	13,712,520

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2006 (UNAUDITED) AND DECEMBER 31, 2005

(Amounts in thousands, except share and per share data)

		September 30,	December 31,	September 30,
		2006	2005	2006
		RMB	RMB	US$
	Notes	(Unaudited)	(Note)	(Unaudited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		79,736	41,202	10,093
Trade receivables		541	4,622	69
Bills receivable		—	450	—
Other receivables, deposits and prepayments		560	422	71
Amounts due from a related company	6	—	20,503	—
Inventories	4	4,030	3,788	510
Assets held for sale	3	33,053	—	4,184
TOTAL CURRENT ASSETS		117,920	70,987	14,927
PROPERTY AND EQUIPMENT	5	36,689	33,656	4,644
TOTAL ASSETS		154,609	104,643	19,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable		926	934	117
Other payables		24,181	18,881	3,061
Advances from customers		1,237	1,174	157
Accrued liabilities		2,054	1,319	260
Current portion of capital lease		28	—	4
Amounts due to related parties	6	3,933	6,476	498
Amounts due to a director	6	13,600	23,644	1,721
Dividends payable		105	5	13
Taxes payable		8,389	2,545	1,062
Liabilities related to assets held for sale		2,153	—	272

TOTAL CURRENT LIABILITIES		56,606	54,978	7,165

SHAREHOLDERS’ EQUITY
Common shares, no par:
Authorized – 200,000,000 shares; Issued and outstanding –11,548,416 shares in 2006	7	47,250	—	2,433
Reserves		35,359	3,912	4,476
Retained earnings		15,117	45,513	5,462
Accumulated other comprehensive income		277	240	35

TOTAL SHAREHOLDERS’ EQUITY		98,003	49,665	12,406

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		154,609	104,643	19,571

Note: The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005

(Amounts in thousands)

	Nine months ended September 30,
	2006	2005	2006
	RMB	RMB	US$

Net cash provided by operating activities	70,756	40,194	8,957

INVESTING ACTIVITIES
Purchases of property and equipment	(4,718)	(1,687)	(597)
Net proceeds from disposal of a subsidiary	1,957	—	248
Advances to related companies	—	(22,295)	—
Advances from related companies	—	68
Repayment to related companies	(2,610)	—	(331)
Repayment to a director	(10,162)	—	(1,286)
Advances from a director	118	11,213	15
Cash received in acquisition of subsidiaries	1,207	—	153

Net cash used in investing activities	(14,208)	(12,701)	(1,798)

FINANCING ACTIVITIES
Repayment of principal of capital leases	(108)	—	(14)
Dividends paid	(17,859)	—	(2,261)
Net cash used in financing activities of discontinued operations	(10)	—	(1)

Net cash used in financing activities	(17,977)	—	(2,276)

Effect of exchange rate changes on cash	(37)	—	(5)

NET INCREASE IN CASH AND CASH EQUIVALENTS	38,534	27,493	4,878

Cash and cash equivalents, at beginning of period	41,202	19,647	5,215

Cash and cash equivalents, at end of period	79,736	47,140	10,093

Supplemental disclosure of non-cash investing and financing activities
Business acquisition:
Fair value of assets acquired	50,558	—	6,400
Liabilities assumed	(3,308)	—	(419)

Common shares issued	47,250	—	5,981

Amounts due from related companies offset against dividends	20,503	—	2,595

See notes to condensed consolidated financial statements.

CHINA NATURAL RESOURCES, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Amounts in thousands of RMB, except share and per share data)

1.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

The balance sheet at December 31, 2005 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2005, and to the Company’s Form 6-K filed on June 19, 2006.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = RMB7.90 quoted by the People’s Bank of China as at September 30, 2006. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate.

Certain comparative amounts have been reclassified to conform with the current period classifications.

2.

ACQUISITION

On February 3, 2006 (the “Acquisition Date”), the Company consummated the acquisition of all of the issued and outstanding capital stock of Feishang Mining Holdings Limited (“FMH”), a British Virgin Islands corporation (the “Acquisition”). FMH, through its wholly owned subsidiary, Wuhu Feishang Mining Development Co. Ltd., is principally engaged in the mining of zinc, iron and other minerals for distribution in the PRC. The transaction was structured as a reorganization of FMH with and into the Company. As consideration for the Acquisition, the Company issued to the former FMH shareholder 9,980,593 of the Company’s common shares, as well as warrants (the “Warrants”) to purchase an additional 4,500,000 of the Company’s common shares. In connection with the Acquisition, the 320,000 series B preferred shares were converted into 320,000 common shares. The Warrants entitle the holder to purchase: 2,000,000 common shares of the Company at an exercise price of US$4.00 per share for a period of two years from the Acquisition Date; 1,500,000 common shares at an exercise price of US$4.50 per share for a period of three years from the Acquisition Date; and 1,000,000 common shares at an exercise price of US$5.00 per share for a period of four years from the Acquisition Date. Other than the exercise price and exercise period, all other terms and conditions of the Warrants are identical.

The acquisition of FMH by the Company was accounted for using the purchase method of accounting and is treated as a reverse acquisition because on a post-merger basis, the former FMH shareholder holds 86.4% of the outstanding common shares of the Company. As a result, FMH is deemed to be the acquirer for accounting purposes.

2.

ACQUISITION (Continued)

Accordingly, the accompanying financial statements represent the operations of FMH through February 2, 2006 and the consolidated operations of FMH and the Company subsequent to February 2, 2006. We have retroactively restated our issued share capital to reflect the acquisition by FMH.

The following table summarizes the initial estimated fair values of the Company’s assets and liabilities acquired by FMH at the Acquisition Date. The purchase price was determined by multiplying the number of outstanding shares immediately prior to consummating the acquisition of 1,567,823 by the closing price of our common shares the day prior to the public announcement of the Acquisition Agreement between the Company and FMH. The allocation of the purchase price is preliminary and subject to refinement:

	RMB	RMB

Purchase price (including direct costs)		47,250
Current assets	3,074
Property and equipment	869
Investments	24,700
Total assets	28,643
Total liabilities assumed	(3,308)
Net assets acquired		25,335
Goodwill resulting from the acquisition		21,915

The goodwill resulting from the acquisition is not expected to be deductible for tax purposes. During the third quarter ended September 30, 2006, goodwill of RMB14,051 (US$1,778) was eliminated upon the disposal of the reporting units to which the goodwill had been assigned.

The following unaudited proforma financial information presents results of operations as if the above acquisitions had occurred at the beginning of the respective three and nine-month periods ended September 30, 2006 and 2005:

	Three months ended September 30,		Nine months ended September 30,

	2006	2005	2006	2005
	RMB	RMB	RMB	RMB

Net sales	40,776	32,736	92,440	75,886
Income from continuing operations	24,099	17,173	48,208	31,332
Loss from discontinued operations	(11,906)	(141)	(12,346)	(6,790)
Net income	12,193	17,032	35,772	24,542
Basic income per share	1.06	1.47	3.10	2.13
Diluted income per share	0.92	1.46	2.57	2.09

3.

DISPOSITION OF ASSETS

On July 31, 2006, the Company disposed of its 100% equity interest in iSense Limited (‘iSense”) to the director and former shareholder of iSense for consideration of RMB2,060 (US$261). On October 3, 2006, the Company consummated the sale of its 100% equity interest in Hainan Cihui Industrial Co. Ltd. (“HARC”) to an unaffiliated third party for total consideration of RMB30,900 (US$3,911). The Company recognized a loss of approximately RMB11,733 (US$1,485) from the dispositions which was recorded in the third quarter of 2006. As a result of the dispositions, the Company has ceased its advertising operation effective July 31, 2006 and its copper trading operation effective October 3, 2006. Revenues from discontinued iSense operations were nil and RMB189 (US$24) for the three months and nine months ended September 30, 2006, respectively. Revenues from discontinued HARC operations were nil and RMB117 (US$15) for the three months and nine months ended September 30, 2006. Loss before income taxes for discontinued iSense operations were nil and RMB271 (US$34) for the three and nine months ended September 30, 2006, respectively. Loss before income taxes from discontinued HARC operations were RMB173 (US$22) and RMB659 (US$82) for the three and nine months ended September 30, 2006, respectively. The assets and liabilities of HARC have been classified as held for sale as of September 30, 2006 and consisted of fixed assets of RMB387 (US$49), cash of RMB62 (US$8), other receivables of RMB40 (US$5), investment of RMB24,700 (US$3,127), goodwill of RMB7,864 (US$995), other payables of RMB1,006 (US$127) and amounts due to related parties of RMB1,147 (US$145).

4.

INVENTORIES

At September 30, 2006 and December 31, 2005, inventories consisted of:

	September 30, 2006	December 31, 2005
	RMB	RMB

Raw materials	2,787	2,425
Work in progress	466	392
Finished goods	777	971
	4,030	3,788

5.

PROPERTY AND EQUIPMENT

	September 30, 2006	December 31, 2005
	RMB	RMB

At cost:
Buildings	25,397	24,009
Machinery and equipment	5,350	4,860
Motor vehicles	2,426	1,473
Mining rights	11,982	9,229
	45,155	39,571
Accumulated depreciation	(8,466)	(5,915)
	36,689	33,656

As at September 30, 2006, property and equipment included one leased motor vehicle with cost and accumulated depreciation of RMB963 (US$122) and RMB664 (US$84), respectively.

6.

RELATED PARTY BALANCES AND TRANSACTIONS

At September 30, 2006 and December 31, 2005, amounts due to and from related companies and to a director comprise:

	September 30, 2006	December 31, 2005
	RMB	RMB

Due from a related company:
Anhui Xinke New Materials Co. Ltd. (“Xinke”)	—	20,503

Due to a related company:
Wuhu Feishang Non-Metal Material Co. Ltd. (“WFNM”)	3,933	6,476

Due to a director:
Mr. Li Feilie
	13,600	23,644

During the period ended September 30, 2006, the amount due from Xinke was fully paid by offsetting the dividends payable to Mr. Li Feilie. The amount due to a director represents advances made by Mr. Li Feilie to the Company and expenses he paid on behalf of the Company. During the period ended September 30, 2006, RMB10,162 was repaid and an additional advance of RMB118 was made.

7

CHANGES IN SHAREHOLDERS’ EQUITY AND PER SHARE DATA

The following represents changes in shareholders’ equity for the nine months ended September 30, 2006:

	Common Shares		Reserves	Retained Earnings	Other Comprehensive Income	Total
	Shares	Amount
		RMB	RMB	RMB	RMB	RMB

Balance at December 31, 2005	1	—	3,912	45,513	240	49,665
Acquisition of the Company by FMH	11,548,415	47,250	28,028	(28,028)	—	47,250
Dividends	—	—	—	(38,459)	—	(38,459)
Appropriation of reserves	—	—	3,419	(3,419)	—	—
Net income	—	—	—	39,510	—	39,510
Currency translation adjustments	—	—	—	—	37	37
	11,548,416	47,250	35,359	15,117	277	98,003

In accordance with accounting requirements for reverse acquisitions, the historical income per share of FMH prior to the acquisition has been retroactively restated to reflect the Company’s capital structure. Accordingly, for income per share calculations prior to the acquisition, 9,980,593 shares were considered to be outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

This report includes forward-looking statements within the meaning of federal securities laws.  These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements.  Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to: our business operations and operating results; uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China; risks and hazards associated with the Company’s mining activities; uncertainties associated with ore reserve estimates and metal price volatility; uncertainties associated with the Company’s reliance on third-party contractors; uncertainties associated with continued customers for minerals; and, other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

NET SALES AND GROSS PROFIT

Sales for the nine months ended September 30, 2006 increased by 22% compared to September 30, 2005. The increase was mainly due to the 122% increase in the average selling price of zinc, partly offset by the decrease in the sales volume of zinc as actual zinc mined was 39% lower during the current period.

Sales for the third quarter of 2006 increased by 25% compared to the corresponding period in 2005. The increase was mainly due to the increase in the average selling price of zinc of 171%, partly offset by the decrease in the sales volume of zinc of 51% as the actual zinc mined was lower during the current period.

The gross profit margin for the three months and nine months ended September 30, 2006 was 78% and 72%, respectively, compared to 64% and 62% for the corresponding period in 2005. The increase was primarily due to the increase in selling price of zinc as a result of increased demand.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased by RMB3,427,000 (US$434,000) or 49% to RMB10,345,000 (US$1,309,000) for the nine months ended September 30, 2006 from RMB6,918,000 (US$876,000) for the nine months ended September 30, 2005. The increase was primarily attributable to the consolidation of CHNR’s expenses, including legal, accounting, filing fees and other expenses of public company operations, following the reverse acquisition.  These expenses are recurring. It is anticipated that these expenses will increase moderately in the future years in line with the general inflation.

Selling, general and administrative expenses increased by RMB1,760,000 (US$223,000) or 119% to RMB3,239,000 (US$410,000) for the third quarter of 2006 from RMB1,479,000 (US$187,000) for the third quarter of 2005. The increase was primarily attributable to consolidation of CHNR’s expenses, including legal, accounting, filing fees and other expenses of public company operations, following the reverse acquisition. These expenses are recurring. It is anticipated that these expenses will increase moderately in the future years in line with the general inflation.

INTEREST INCOME, NET

Interest income decreased by RMB486,000 (US$62,000) or 57% to RMB373,000 (US$47,000) for the nine months ended September 30, 2006 from RMB859,000 (US$109,000) for the nine months ended September 30, 2005. The decrease was primarily due to a decrease in interest income earned on loans and advances to related parties in 2005 of RMB515,000 (US$65,000), partly offset by an increase in cash balances in 2006.

Interest income decreased by RMB451,000 (US$57,000) or 77% to RMB138,000 (US$17,000) for the third quarter of 2006 from RMB589,000 (US$75,000) for the third quarter of 2005. The decrease was primarily due to a decrease in interest income earned on loans and advances to related parties in 2005 of RMB450,000 (US$57,000).

OTHER (EXPENSE)/INCOME, NET

Other income, net for the nine months ended September 30, 2006 primarily consisted of a net gain on trading of marketable securities of RMB4,958,000 (US$627,000).

DISCONTINUED OPEARATIONS

Discontinued operations for the three and nine months ended September 30, 2006 consisted of a loss on disposal of iSense and HARC of RMB11,733,000 (US$1,485,000).

INCOME TAXES

Management believes that the Company is not subject to US taxes.

Under the current laws of the BVI, dividends and capital gains arising from the Company’s investments in the BVI are not subject to income taxes and no withholding tax is imposed on payments of dividends to the Company.

The Company’s subsidiaries in the PRC are subject to PRC federal statutory tax rate applicable to foreign investment enterprises in Hainan and Wuhu of 15%.

NET INCOME

Net income increased by RMB5,415,000 (US$685,000) or 16% to RMB39,510,000 (US$5,002,000) for the nine months ended September 30, 2006 from RMB34,095,000 (US$4,316,000) for the nine months ended September 30, 2005. The increase was primarily attributable to the increase in gross profit by 42% in 2006 compared to 2005, partly offset by the increase in selling, general and administrative expenses and the loss on disposal of discontinued operations of RMB11,733,000 (US$1,485,000).

Net income decreased by RMB4,684,000 (US$593,000) or 28% to RMB12,193,000 (US$1,544,000) for the third quarter of 2006 from RMB16,877,000 (US$2,136,000) for the third quarter of 2005. Despite the increase in gross profit by 51% in the third quarter of 2006 compared to the corresponding period in 2005, the increase in selling, general and administrative expenses and the loss on disposal of discontinued operations of RMB11,733,000 (US$1,485,000) caused the overall decrease in net income in the third quarter of 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s primary liquidity needs are to fund operating expenses and to expand business operations. The Company has financed its working capital requirements primarily through internally generated cash.

Net cash provided by operating activities for the nine months ended September 30, 2006 was approximately RMB70,756,000 (US$8,957,000), as compared to RMB40,194,000 (US$5,088,000) for the corresponding period in 2005. Net cash inflows/outflows from the Company’s operating activities are attributable to the Company’s net income and changes in operating assets and liabilities. Net cash used in investing activities for the nine months ended September 30, 2006 was primarily attributable to purchases of fixed assets and repayments of amounts due to a director. Net cash used in financing activities for the nine months ended September 30, 2006 was primarily attributable to dividends paid.

The following summarizes the Company’s financial condition and liquidity at the dates indicated:

	June 30, 2006	December 31, 2005
	RMB	RMB

Current ratio	2.08x	1.29x
Working capital	61,314,000	16,009,000
Ratio of long-term debt to total shareholders’ equity	0x	0x

The Company has the following contractual obligations and commercial commitments as at September 30, 2006:

	Total	< 1 Year	2-5 Years
	RMB	RMB	RMB

Operating lease	36,000	36,000	—
Capital lease	28,000	28,000	—

Except as disclosed above, there have been no other significant changes in financial condition and liquidity since the fiscal year ended December 31, 2005. The Company believes that internally generated funds will be sufficient to satisfy its anticipated working capital needs for at least the next twelve months.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.